September 10, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:         ARRIS International, Ltd.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 18, 2015

File No. 333-205442

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 9, 2015 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed by ARRIS International, Ltd. (“we,” “us,” “our” or the “Company”) and the Company’s response letter dated September 2, 2015 (the “Prior Response Letter”). For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

As described below, we respectfully submit that no changes to the pro forma financial information are required and, as a result, we have not filed an amendment to the Registration Statement in response to the Staff’s comments.

Preliminary Pro Forma Adjustments, page 115

(r) Interest expense, page 120

1.	We note your response to our prior comment two from our letter dated August 28, 2015. In your response you state that you restructured your existing debt facilities in order to certify to the U.K. Takeover Panel that you had available 100% of the funds necessary to complete the transaction. However, on page 16 of Arris’s Form 10-Q for the six months ended June 30, 2015, you state that “On June 18, 2015, ARRIS amended and restated its existing credit agreement dated March 27, 2013

United States Securities and Exchange Commission
September 10, 2015

(the “Existing Credit Agreement”) to improve the terms and conditions of the credit agreement, extend the maturities of certain loan facilities, increase the amount of the revolving credit facility, and add a new term A-1 loan facility to fund the planned acquisition of Pace.” Furthermore, you state that the “Term Loan A-1 Facility” of $800 million, is expected to be funded upon the closing of the planned acquisition of Pace. “If the planned acquisition of Pace is terminated or abandoned, the Company may use the $400 million of the Term Loan A-1 Facility proceeds for general corporate purposes and an additional amount up to $400 million to refinance existing indebtedness.” As such, it seems that adding a new term A-1 loan facility was only one aspect of the debt restructuring, and the new facility proceeds can be used for other purposes if the acquisition of Pace is terminated. In this regard, tell us in more detail how you concluded that the debt restructuring is directly attributable to the combination.

Response

The primary purpose for amending the credit facility at that time was to provide the necessary financing for the Combination. When the credit facility was amended in June, the maturity dates for the Term Loan A-Facility and revolver were still almost three years away (and almost five years for the Term Loan-B Facility). Further, as of March 31, 2015, the Company had approximately $629 million of cash and cash equivalents. As a result, absent the Combination, there were no factors (including financial difficulties or covenant compliance issues) that necessitated the amendment of the credit facility in the short-term.

The terms of the Term Loan A-1 Facility do not permit the Company to draw down those funds unless the Combination is terminated. With respect to the Registration Statement, the pro forma financial information requires the Company to assume that the Combination has in fact already been consummated. Therefore, given the limitation on drawing down the funds under the Term Loan A-1 Facility, for purposes of the pro forma financial information, there was no alternative use for those funds. As such, we respectfully submit that the amendment of the credit facility is directly attributable to the Combination despite the other incidental changes made.

Given the time and significant expense (in terms of lender fees, underwriting fees and other third-party costs) involved in negotiating the financing necessary for the Combination, the Company thought it prudent to take that opportunity to negotiate the ability to use the funds available under the new Term Loan A-1 Facility in the event that the Combination is not completed and to make other incremental adjustments to the credit facility. These other changes were incidental to the negotiation for the funds necessary to complete the Combination and not the primary reason for amending the facility at that time. Further, because the entire arrangement was negotiated at the same time, we cannot specifically determine how much the fees would have been to negotiate a separate facility that included only the incremental funding necessary to complete the Combination. For example, the overwhelming bulk of the documentation costs for the facilities, including the collateral documents, would have been substantially the same without the incidental changes. Accordingly, based on the nature of the changes in the credit facility and the negotiations with the various parties involved, we

United States Securities and Exchange Commission
September 10, 2015

believe that the fees paid to secure the incremental borrowing under the Term Loan A-1 Facility represented a substantial portion of the third-party fees expensed and any portion of third-party fees and expenses theoretically attributable to other changes made in the credit facility were not substantial and separate allocation of those expenses would not have a material impact on the pro forma financial information included in the Registration Statement.

2.	We note you expensed approximately $12.3 million of debt issuance costs in connection with the refinancing during six months ended June 30, 2015. Tell us in more detail how you concluded that based on the guidance in paragraph 21(b) of ASC 470-50-40 it was appropriate to expense the $12.3 million fees incurred in connection with the financing.

Response

As a preliminary matter, the $12.3 million of fees expensed during the six months ended June 30, 2015 consisted entirely of third-party fees associated with the “modification” of the term-loan component of the Company’s credit facility in accordance with guidance in ASC 470-50-40, and none of the $12.3 million third-party costs expensed related to the revolving credit component of the credit facility.

As required by the guidance in ASC 470-50-40, we performed analyses to determine whether the amendment to our credit facility represented a modification of the existing arrangement or an extinguishment. Because the facility included term loan and revolving credit components, we performed two separate analyses to determine the appropriate accounting with respect to the fees associated with the facility – one for the term loan portion of the facility and a separate analysis for the revolving credit portion of the facility.

With respect to the term loans, we performed an analysis on a lender-by-lender basis to determine if the change in the present value of the cash flows exceeded the 10% threshold set forth in ASC 470-50-40-10. Based on that analysis, we concluded, for lenders that participated in both the original and amended facility, that the change did not exceed the 10% threshold. As a result, we concluded that the refinancing of the term loans was a modification and, therefore, in accordance with ASC 470-50-40-18(b), expensed the related third-party costs of $12.3 million as incurred.

With respect to the revolving credit facility, pursuant to the guidance under ASC 470-50-40-21(b), we also performed a lender-by-lender analysis of the banks participating in the revolving credit facility to compare the borrowing capacity of the old arrangement to the borrowing capacity under the amended facility. Given the borrowing capacity was greater under the amended facility, the Company concluded, as noted above, that all creditor fees and third-party costs incurred with respect to the revolving credit facility should be capitalized and were not expensed.

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United States Securities and Exchange Commission
September 10, 2015

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ Patrick W. Macken

Patrick W. Macken

Senior Vice President, General Counsel

cc: W. Brinkley Dickerson, Jr. (Troutman Sanders)